

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 25, 2013

Via E-mail
Ricardo Nunez, Esq.
Senior Vice President, General Counsel and Corporate Secretary
HD Supply, Inc.
3100 Cumberland Boulevard, Suite 1480
Atlanta, GA 30339

> **Re:** **HD Supply, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed January 18, 2013**
> **File No. 333-185158**
> **Registration Statement on Form S-4**
> **Filed January 23, 2013**
> **File No. 333-186164**

Dear Mr. Nunez:

We have limited our review of your registration statements to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your registration statements and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-185158)

General

1. We note the Second Supplemental Indenture, dated as of July 27, 2012 relating to the 8 1/8% Senior Secured First Priority Notes due 2019, filed as Exhibit 4.3 to this registration statement. We also note the Second Supplemental Indenture, dated as of July 27, 2012 relating to the 11% Senior Secured Second Priority Notes due 2020, filed as Exhibit 4.9 to this registration statement, and the Indenture dated as of October 15, 2012 relating to the 11.5% Senior Notes due 2020, filed as Exhibit 4.11 to this registration statement. It appears from these Indentures that the Notes registered on this Form S-4 are also guaranteed by Varsity AP Holding Corporation,

Mr. Ricardo Nunez
HD Supply Company, Inc.
January 25, 2013
Page 2

GCP Amerifile Coinvest Inc., Varsity AP Holdings LLC, Amerifile, LLC, and Peachtree Business Products, LLC. However, the guarantees of these entities are not registered on this Form S-4. In a recent conversation our staff had with your counsel, we understand such entities have since been merged out of existence. If accurate, please confirm as much and revise Exhibit 21 to your next periodic report to reflect this information.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 82

Recent Developments, page 86

Results for the two months ended December 23, 2012

2. We note the presentation of your partial fourth quarter results. However, it appears that the presentation of these results in isolation provides investors with an incomplete picture of your financial results. Accordingly, we have the following comments:

- Please advise us why you believe that presenting narrative disclosure regarding your net revenue and Adjusted EBITDA for the two months ending December 23, 2012 without providing narrative disclosure regarding changes in other financial statement line items during the same period, such as costs of goods sold or income from operations, is appropriate and does not provide investors with an incomplete picture of your results of operations.

- Please discuss the way in which the performance at Facilities Maintenance, Waterworks, Power Solutions, and White Cap are consistent with or different from your results of operations in prior periods. Please expand your disclosure to explain both qualitatively and quantitatively the factors that you believe have contributed to the improved performance at the entities to which you refer in this section.

- Please disclose the nature of any unusual or non-recurring items that have impacted or are expected to impact your preliminary results. Please also provide narrative disclosure about the impact that interest expense, depreciation and amortization and loss on extinguishment of debt had on Adjusted EBITDA.

Please also confirm your understanding that if, prior to the effective date of your registration statement, more precise numbers become available as you conduct your financial closing procedures for the quarter ended February 3, 2013, or your financial statements for the most recent quarterly period become available, they should be included in your registration statement.

Exhibit 5.1

3. We note counsel's statement in the third full paragraph on page 2 that counsel's opinion is subject to the effects of "standards of materiality." Please have counsel advise us as to why such limitation is appropriate, or remove the limitation. Please refer to Section II.B.1.e of Staff Legal Bulletin No. 19.

Exhibit 5.2

4. We note counsel's statement on page 3 that counsel "[has] not reviewed any documents other than the documents listed in paragraphs (a) through (n) above." Counsel must examine all documents necessary to render the required opinions. Please have counsel remove the limitation regarding the documents that counsel has examined, and ask counsel to include a statement that counsel has examined the enumerated documents and any other materials necessary and appropriate for counsel to render the required opinions.

5. We note counsel's statement on page 3 that counsel has "assumed that there exists no provision in any document that we have not reviewed that is inconsistent with the opinions stated herein." Please have counsel remove as inappropriate this assumption. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

6. We note counsel's assumptions set forth under numbers (ii) and (iii) in the last paragraph on page 3. Please have counsel remove as inappropriate these assumptions, or explain to us why the assumptions are appropriate. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

7. We note counsel's statement in the last sentence on page 6 regarding the limitation on reliance as to the use of counsel's opinion. Please have counsel remove such limitation, as investors are entitled to rely on counsel's opinion. Please refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

Exhibit 5.4

8. We note counsel's statement on page 3 that "[f]or purposes of this opinion, we have not reviewed any documents other than the documents listed in paragraphs (a) through (h) above." Counsel must examine all documents necessary to render the required opinions. Please have counsel remove the limitation regarding the documents that counsel has examined, and ask counsel to include a statement that counsel has examined the enumerated documents and any other materials necessary and appropriate for counsel to render the required opinion(s).

Registration Statement on Form S-4 (File No. 333-186199)

> 9. Please revise this registration statement to comply with each of the above comments, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statements please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offerings of the securities specified in the above registration statements. Please allow adequate time for us to review any amendments prior to the requested effective date of the registration statements.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Steven J. Slutzky, Esq.